Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Lighting Science Group Corporation:

We consent to the incorporation by reference in the registration statements (No. 333-172461 and 333-172466,) on Form S-8 of Lighting Science Group Corporation of our report dated March 31, 2014, with respect to the consolidated balance sheet of Lighting Science Group Corporation as of December 31, 2013 and 2012 and the related consolidated statement of operations and comprehensive loss, stockholders’ equity (deficit), cash flows for each of the years in the three-year period ended December 31, 2013, which report appears in the December 31, 2013 annual report on Form 10-K of Lighting Science Group Corporation.

/s/ KPMG LLP

Orlando, Florida

March 31, 2014

Certified Public Accountants